SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

DaimlerChrysler AG
(Translation of registrant's name into English)

Epplestrasse 225, 70567 Stuttgart, Germany
(Address of principal executive office)

        [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F        X                        Form 40-F

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                                    No         X

        [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                ]

        This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation (Registration Statement No. 333-13160) and the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934 and 333-86936) of DaimlerChrysler AG

DaimlerChrysler AG

        FORM 6-K: TABLE OF CONTENTS

  1.
  Press information: "DaimlerChrysler AG and Hyundai Motor Company Announce Realignment of Strategic Alliance"

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This document contains forward-looking statements that reflect management's current views with respect to future events. The words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; increased sales incentives; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Report" in DaimlerChrysler's most recent Annual Report and under the heading "Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

1

Press Information

May 12, 2004

Contact:
Othmar Stein, DaimlerChrysler	Phone +49-711-17-95160
Thomas Froehlich, DaimlerChrysler	Phone +49-711-17-93311
Han Tjan, DaimlerChrysler	Phone +1 212 909-9063
Olez Gadacz, Hyundai Motor	Phone +82-2-2464-2154

  DaimlerChrysler AG and Hyundai Motor Company Announce Realignment of Strategic Alliance

  •
  Continuation of "World Engine Project"

  •
  Continuation of joint procurement activities

  •
  Termination of commercial vehicle engine alliance and of talks regarding commercial vehicle joint venture

  •
  DaimlerChrysler AG plans to sell 10.5% stake in Hyundai Motor Company

        Stuttgart/Seoul—DaimlerChrysler AG and Hyundai Motor Company announced today that they have agreed to realign their strategic alliance to better reflect their respective companies' current business and strategic objectives. Under the agreement Hyundai Motor will acquire DaimlerChrysler's 50% stake in Daimler Hyundai Truck Corporation, an existing commercial vehicle engine joint venture in Korea. The parties have also agreed to terminate certain associated licensing and other commercial arrangements, including the talks regarding a comprehensive commercial vehicle joint venture in Korea.

        Going forward, the companies' strategic alliance will include the following:

  •
  Joint development and manufacture of a family of four cylinder gasoline engines between DaimlerChrysler, Hyundai Motor and Mitsubishi Motors Corporation (the "World Engine Project")

  •
  Distribution of Hyundai Motor's Atos and Verna (Accent) passenger car models into the Mexican market through DaimlerChrysler's affiliate

  •
  Joint procurement activities

  •
  Supply by DaimlerChrysler of medium duty engines (OM 906) to Hyundai Motor for medium buses

        It is anticipated that these projects will have substantial benefits for both parties.

        Since commencement of the strategic alliance in September 2000, there have been significant changes in the global commercial vehicle and automotive markets, which have resulted in a re-prioritization of both companies' respective strategic objectives. To better address these conditions, the companies determined it was mutually beneficial to realign the alliance in order to reflect more realistically current market conditions. The companies expect that these measures will better position the strategic alliance to deliver value and to pursue additional projects going forward.

        Commenting on the agreement, Vice Chairman Kim, Dong Jin of Hyundai Motor said, "We have been partners with DaimlerChrysler for nearly four years now and believe that the realignment of the strategic alliance is an important step forward to better position both companies to capitalize on opportunities in the changed market environment now facing us."

        Dr. Eckhard Cordes, Member of the DaimlerChrysler Board of Management and Head of Commercial Vehicles Division commented,"Over the last few years, we created multiple strategic options for sustainable and profitable growth of our business in Asia. We are now implementing the strategy with good progress. In light of these developments, DaimlerChrysler and Hyundai Motor have agreed to primarily focus on a collaborative relationship on a per-project basis in the future."

        Both companies have agreed that successful cooperation on a per-project basis is possible without a shareholding relationship. Therefore, as part of the realignment of the Alliance, DaimlerChrysler has decided to sell its 10.5% stake in Hyundai Motor. DaimlerChrysler may sell such shares at any time and under some circumstances will do so within certain specified periods of time.

        This document contains forward-looking statements that reflect management's current views with respect to future events. The words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; increased sales incentives; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

  Internet site

        Additional information and news from DaimlerChrysler is available on the Internet at: www.media.daimlerchrysler.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG
	By:	/s/ ppa. Robert Köthner
		Name:	Robert Köthner
		Title:	Vice President Chief Accounting Officer
	By:	/s/ i.V. Silvia Nierbauer
		Name:	Silvia Nierbauer
		Title:	Director
Date: May 12, 2004